SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

General Company of Geophysics
 (Translation of Registrant’s Name Into English)

1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______________.)

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS		3
PART 1		4
Item 1:	FINANCIAL STATEMENTS	4
Unaudited Interim Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003		4
Unaudited Interim Consolidated Statements of Operations for the three months ended June 30, 2004 and 2003 and for the six months ended June 30, 2004 and 2003		5
Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2004 and 2003 and for the year ended December 31, 2003		6
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity during the year ended December 31, 2003 and the six months ended June 30, 2004		7
Notes to Unaudited Interim Consolidated Financial Statements		8
Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
	RESULTS OF OPERATIONS	23
Item 3:	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	34
Item 4:	CONTROLS AND PROCEDURES	35
PART II		36
Item 1:	LEGAL PROCEEDINGS	36
Item 2:	CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES	36
Item 3:	DEFAULTS UPON SENIOR SECURITIES	36
Item 4:	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	36
Item 5:	OTHER INFORMATION	38
Item 6:	EXHIBITS AND CURRENT REPORTS ON FORM 6-K	38

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

PART I

Item 1:	FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
(in millions of euros)	Notes	2004	2003
		(Unaudited)
ASSETS
Cash and cash equivalents		74.6	96.4
Trade accounts and notes receivable		163.1	165.5
Inventories and work-in-progress		73.7	64.0
Other current assets		52.6	57.9

Total current assets		364.0	383.8

Long term receivable and other investments		40.1	41.5
Investments in and advances to companies under the equity method	3	35.1	33.0
Property, plant and equipment, net		218.2	216.0
Goodwill and intangible assets, net	4	229.1	205.1

Total assets		886.5	879.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts		2.7	3.2
Current portion of long-term debt	5	25.0	24.6
Trade accounts and notes payable		76.4	78.6
Accrued payroll costs		52.6	47.7
Income taxes payable		23.4	18.3
Advance billings to customers		9.7	16.9
Other current liabilities		33.2	44.8

Total current liabilities		223.0	234.1

Long-term debt	5	210.5	207.8
Other long-term liabilities		37.5	32.1

Total long-term liabilities		248.0	239.9

Minority interest		16.6	8.8
Common stock, 24,498,368 shares authorized; 11,681,718 shares with a €2 nominal value issued and outstanding as of June 30, 2004 and 11,680,718 at December 31, 2003	6	23.4	23.4
Additional paid-in capital		173.4	292.7
Retained earnings		251.4	142.5
Net income (loss) for the period		(4.1)	(10,4)
Cumulative translation adjustment		(45.2)	(51.6)

Total shareholders’ equity		398.9	396.6

Total liabilities and shareholders’ equity		886.5	879.4

See notes to Consolidated Financial Statements

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

		Six months ended		Three months ended
		June 30,		June 30,
(in millions of euros, except per share data)	Notes	2004	2003	2004	2003
Operating revenues	9	321.4	318.9	159.5	162.2
Cost of operations		(261.8)	(260.4)	(134.7)	(133.0)

Gross profit		59.6	58.5	24.8	29.2

Research and development expenses—net		(15.7)	(12.5)	(8.8)	(6.2)
Selling, general and administrative expenses		(37.6)	(38.1)	(18.8)	(17.9)
Other revenues (expenses)—net	10	6.7	4.0	3.2	3.4

Operating income (loss)	9	13.0	11.9	0.4	8.5

Interest and other financial income and expense—net		(11.7)	(12.2)	(5.4)	(3.8)
Exchange gains (losses)—net		4.1	6.1	(0.6)	5.3

Income (loss) from consolidated companies before income taxes		5.4	5.8	(5.6)	10.0

Income taxes	11	(9.6)	(6.7)	(4.7)	(4.0)

Net income (loss) from consolidated companies		(4.2)	(0.9)	(10.3)	6.0

Equity in income (losses) of investees		4.8	4.9	2.7	1.9
Goodwill amortization		(4.2)	(3.0)	(2.2)	(1.5)

Net income (loss) before minority interest		(3.6)	1.0	(9.8)	6.4

Minority interest		(0.5)	—	(0.4)	0.1

Net income (loss)		(4.1)	1.0	(10.2)	6.5

Weighted average number of shares outstanding		11,680,968	11,680,718	11,681,218	11,680,718
Dilutive potential shares from stock-options		23,787	169,900	23,787	169,900

Dilutive weighted average number of shares outstanding		11,704,755	11,850,618	11,705,005	11,850,618

Net income (loss) per share
Basic		(0.35)	0.09	(0.87)	0.56
Diluted		(0.35)	0.08	(0.87)	0.55

See notes to Consolidated Financial Statements

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six months ended
	June 30,		December 31,
(in millions of euros)	2004	2003	2003
Cash flows from operating activities
Net income (loss)	(4.1)	1.0	(10.4)
Depreciation and amortization	34.8	35.2	72.9
Multi-client surveys amortization	28.2	55.5	80.0
Net loss (gain) on sale of assets	(3.4)	(3.5)	(6.0)
Deferred income taxes	0.5	(0.9)	(11.6)
Minority interest	0.5	—	0.3
Equity in income of investees, net of dividends	(0.4)	0.3	(1.3)
Increase (decrease) in other long-term liabilities	1.5	(0.4)	(5.4)
Other non-cash items	5.4	(11.9)	(20.1)
Increase/decrease in operating assets and liabilities:
(Increase) decrease in trade accounts and notes receivable	7.4	7.5	16.0
(Increase) decrease in inventories and work in progress	(2.4)	(5.0)	(0.2)
(Increase) decrease in other current assets	17.2	57.0	70.3
Increase (decrease) in trade accounts and notes payable	(6.7)	(13.6)	(10.6)
Increase (decrease) in other current liabilities	(18.0)	(2.5)	6.6

Net cash provided by operating activities	60.5	118.7	180.5

Cash flows from investing activities
Purchases of property, plant and equipment(a)	(17.8)	(14.4)	(36.3)
Investments in multi-client surveys	(27.4)	(66.7)	(109.7)
Proceeds from sale of assets	5.0	4.0	16.9
Cash paid for acquired businesses, net of cash acquired	(27.9)	(2.0)	(16.2)
Investments in and advances to companies under the equity method	—	(0.6)	(0.6)
Decrease (increase) in other investments	0.3	2.0	(17.9)

Net cash used in investing activities	(67.8)	(77.7)	(163.8)

Cash flows from financing activities
Repayment of long-term debt	(12.9)	(22.2)	(29.6)
Issuance of long-term debt	4.9	0.1	4.2
Repayment of capital lease obligations	(5.3)	(6.6)	(14.3)
Government research grants received	—	—	0.6
Government research grants repaid	(0.8)	(0.3)	(0.3)
Increase (decrease) in bank overdrafts	(0.8)	(4.5)	(6.6)
Net proceeds from capital increase	—	—	—
Contribution from minority shareholders	—	—	—

Net cash provided by (used in) financing activities	(14.9)	(33.5)	(46.0)

Effects of exchange rate changes on cash	0.4	6.8	9.1
Net increase (decrease) in cash and cash equivalents	(21.8)	14.3	(20.2)
Cash and cash equivalents at beginning of year	96.4	116.6	116.6

Cash and cash equivalents at end of period	74.6	130.9	96.4

(a) not including equipment acquired under capital leases	7.5	4.2	8.1

See notes to Consolidated Financial Statements

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Cumulative	Total
	Number of	Share	paid-in	Retained	translation	shareholders’
	shares	capital	capital	Earnings	adjustment	equity
	(in millions of euros, except for number of shares and U.S. dollar amounts)
Balance at January 1, 2003	11,680,718	23.4	310.6	124.6	(21.1)	437.5

Capital increase
Net income				(10.4)		(10.4)
Foreign currency translation					(30.5)	(30.5)
Other(a)			(17.9)	17.9		—

Balance at December 31, 2003	11,680,718	23.4	292.7	132.1	(51.6)	396.6

Capital increase	1,000	—
Net income				(4.1)		(4.1)
Foreign currency translation					6.4	6.4
Other(a)			(119.3)	119.3		—

Balance at June 30, 2004 (unaudited)	11,681,718	23.4	173.4	247.3	(45.2)	398.9

(a)	Deduction from Issuance premium for allocation to the carry forward

See notes to Consolidated Financial Statements

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Compagnie Générale de Géophysique, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

The accounting principles applied by the Group in the preparation of the accompanying financial statements are in conformity with accounting principles generally accepted in France (“French GAAP”) and comply with the regulation Number 99-02 approved by the decree date June 22, 1999 of the French “Comité de la Réglementation Comptable”.

The accompanying unaudited interim financial statements comply with the recommendations of the Conseil National de la Comptabilité dated March 1999 on interim consolidated statements. The accompanying interim financial statements are also in conformity with the accounting principles applied to the Company’s annual consolidated statements, as set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

French GAAP differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 16 describes the principal differences between French GAAP and U.S. GAAP as they relate to the Group, and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the period ended June 30, 2004.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2—ACQUISITIONS AND DIVESTITURES

On January 2, 2004, Sercel finalized the acquisition of the seismic equipment business of Thales Underwater Systems (TUS). Principally located in Australia, TUS develops and manufactures surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. The transaction was valued at €25 million, of which €22 million was paid in cash at the closing of the transaction, and generated goodwill of €19.8 million.

On January 8, 2004, Sercel acquired a 51% majority ownership in Hebei Junfeng Geophysical Co. Ltd., the provider of geophones and seismic cables for the Chinese seismic market. Hebei Junfeng Geophysical Co. Ltd., located in the Hebei province, was originally created by BGP, the largest Chinese geophysical services contractor. The transaction amounted to €9.8 million approximately and generated goodwill of €2.8 million. BGP will remain shareholder of the company along with the management, the employees, and XPEIC, a Chinese geophysical equipment company.

On February 19, 2004, Sercel acquired Orca Instrumentation, a French company that develops and markets marine instrumentation and underwater data transmission systems, for €1.3 million. Orca Instrumentation employs 15 people.

On March 3, 2004, Sercel completed the acquisition of Createch Industrie, a French company specialized in borehole measurement tools, borehole seismic tools and permanent borehole sensors. The transaction was valued at €1.9 million. The company is headquartered in the Paris area and employs 19 people.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 3—INVESTMENTS IN AND ADVANCES TO COMPANIES UNDER THE EQUITY METHOD

	June 30,	December 31,
(in millions of euros)	2004	2003
Balance at beginning of period	33.0	36.8
Equity in income	4.8	6.5
Dividends received during the period, reduction in share capital.	(4.4)	(5.2)
Changes in exchange rates	1.5	(4.5)
Other	0.2	(0.6)

Balance at end of period	35.1	33.0

Investments in and advances to companies under the equity method are comprised of:

	June 30,	December 31,
(in millions of euros)	2004	2003
Argas	20.8	19.3
Geomar	5.6	5.6
JV Xian Peic/Sercel Limited	2.9	2.4
Other(a)	5.7	5.7

Investments in companies under the equity method	35.1	33.0

(a)	includes loans and advances to companies accounted for under the equity method at June 30, 2004 and December 31, 2003 for €6.6 million and €6.3 million respectively.

The net contribution to equity of affiliates accounted for under the equity method is as follows:

	June 30,	December 31,
(in millions of euros)	2004	2003
Argas	16.5	14.9
Geomar	—	—
JV Xian Peic/Sercel Limited	1.3	0.8
VS Fusion	(0.7)	(0.4)

Total	17.1	15.3

NOTE 4—GOODWILL AND INTANGIBLE ASSETS

	June 30,	December 31,
(in millions of euros)	2004	2003
Goodwill of consolidated subsidiaries	108.4	81.7
Less: accumulated amortization	(28.3)	(23.5)

Goodwill—net	80.1	58.2

Multi-client surveys	506.2	477.2
Less: accumulated amortization	(359.6)	(332.2)

Multi-client surveys—net	146.6	145.0

Patents, trademarks and other intangible assets.	5.5	4.8
Less: accumulated amortization	(3.1)	(2.9)

Other intangible assets—net	2.4	1.9

Total Goodwill and Intangible assets—net	229.1	205.1

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 5—LONG-TERM DEBT

Analysis of long-term debt by type is as follows:

	June 30, 2004			December 31, 2003
(in millions of euros)	Current	Long-term	Total	Current	Long-term	Total
Outstanding bonds	—	185.1	185.1	—	178.1	178.1
Bank loans	7.2	9.4	16.6	10.4	12.8	23.2
Capital lease obligations	15.1	15.9	31.0	11.6	16.9	28.5

Sub-total	22.3	210.5	232.7	22.0	207.8	229.8

Accrued interest	2.7			2.6
Total	25.0			24.6

At June 30, 2004, €37.9 million of bank loans were secured by tangible assets and receivables.

Analysis of long-term debt (including amounts due within one year) by currency is as follows:

	June 30,	December 31,
(in millions of euros)	2004	2003
Euro	23.5	28.7
U.S. dollar	204.4	193.9
Other currencies	4.8	7.2

Total	232.7	229.8

Analysis of long-term debt (including amounts due within one year) by interest rate is as follows:

	June 30,	December 31,
(in millions of euros)	2004	2003
Variable rates (effective rate June 30, 2004: 6.37%; December 31, 2003: 9.02%)	31.6	23.9
Fixed rates (effective rate June 30, 2004:
10.31%; December 31, 2003: 10.02%)	201.1	205.9

Total	232.7	229.8

Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 8.75% and 13.72% at June 30, 2004 and December 31, 2003 respectively. The impact of hedging instruments has not been considered in the above two tables.

At June 30, 2004 the Group had €5.2 million available in unused short-term credit lines and overdraft facilities and €56.7 million in unused long-term credit lines.

On March 12, 2004, CGG, CGG Marine and Sercel signed a revolving credit facility agreement of U.S.$60 million with certain banks and financial institutions acting as lenders. The purpose of this agreement is to replace the current multi-currency facility agreement dated September 15, 1999 as amended on August 31, 2000, which was cancelled.

The lenders are granted a lien on the accounts receivable of CGG, CGG Marine and Sercel S.A. The facility is given for three years and will begin amortizing after March 11, 2006.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 6—COMMON STOCK AND STOCK OPTION PLANS

At June 30, 2004, the Company’s share capital consisted of 11,681,718 shares, each with a nominal value of €2.

Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s Articles of Association (statuts). Retained earnings available for distribution totaled €6.9 million at June 30, 2004.

Stock options

Pursuant to various resolutions adopted by the Board of Directors, the Group has granted options to purchase Ordinary Shares to certain employees, executive officers and directors of the Group.

Pursuant to a resolution adopted by the Board of Directors, the Company instituted a new stock option plan on May 15, 2003. Options granted under this new plan, which expires eight years from the date of grant, vest by one fourth each year beginning May 2003 and cannot generally be exercised before 2006. Options to subscribe 1000 or more shares cannot be sold before May 2007. Information relating to options outstanding at June 30, 2004 is summarized below:

		Options outstanding	Exercise price
Date of Board of Directors’ Resolution	Options granted	at June 30, 2004	per share (€)	Expiration date
May 5, 1997	100,000	57,523	61.03	May 4, 2005
January 18, 2000	231,000	214,250	49.90	January 17, 2008
March 14, 2001	256,000	241,500	71.20	March 13, 2009
May 15, 2002	138,100	131,950	43.47	May 14, 2010
May 15, 2003	169,900	167,800	15.82	May 14, 2011

Total	895,000	813,023

A summary of the Company’s stock option activity, and related information follows:

	June 30, 2004		June 30, 2003
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Outstanding-beginning of period	815,673	48.86	648,335	57.55
Granted	—		169,900	15.82
Exercised	(1,000)	15.82	—
Forfeited	(1,650)	32.59	(1,472)	48.90

Outstanding-end of period	813,023	48.94	816,763	48.88

Exercisable-end of period	57,523	61.03	57,863	61.03

NOTE 7—FINANCIAL INSTRUMENTS

Foreign currency exposure management

The reporting currency for the Group’s consolidated financial statements is the euro. However, as a result of having primarily customers, which operate in the oil and gas industry, more than 90% of the Group’s operating revenues are denominated in currencies other than the euro, primarily the U.S. dollar.

As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. A strengthening of the euro compared to the U.S. dollar has a negative effect on the Group’s net sales and operating income denominated in U.S. dollars when translated to euro, while a weakening of the euro has a positive effect. In addition, the Group’s exposure to fluctuations in the euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. At June 30, 2004 and at December 31, 2003, the Group’s long-term debt denominated in U.S. dollars amounted to U.S.$248.5 million and U.S.$244.9 million, respectively. The Group also attempts to improve this balance by entering into forward exchange contracts.

Details of forward exchange contracts are as follows:

	June 30,	December 31,
	2004	2003
Notional amount (in millions of U.S.$)	83.8	144.6
Weighted average maturity	78 days	80 days
Weighted average forward Euro/U.S.$ exchange rate	1.2064	1.1472
Unrealized exchange gains (losses) (in millions of €) (a)	0.5	11.6

(a)	€2.2 million of unrealized exchange profit was designated as a hedge of foreign currency commitments at June 30, 2004 and deferred in the future period. Equivalent amount was a profit of €3.3 million at December 31, 2003.

Interest rate risk management

No interest rate cap agreement was subscribed during the first half of 2004.

Fair value information

The carrying amounts and fair values of the Group’s financial instruments are as follows:

	June 30, 2004		December 31, 2003
	Carrying	Fair	Carrying	Fair
(in millions of euros)	Amount	Value	Amount	Value
Cash and cash equivalents	74.6	74.6	96.4	96.4
Bank overdraft facilities	2.7	2.7	3.1	3.1
Bank loans, vendor equipment financing and shareholder loans:
• Variable rate	31.6	31.6	23.9	23.9
• Fixed rate	201.1	207.7	205.9	218.7
Foreign currency exchange contracts	0.5	(0.4)	11.6	11.3

NOTE 8—CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Contractual obligations

The Group leases primarily land, buildings and geophysical equipment under capital lease agreements expiring at various dates during the next five years. These capital lease commitments include the sale-leaseback agreement with respect to the Group’s head office in Massy.

The Group also presently operates seismic vessels under long-term charter agreements with ship-owners that expire at various dates over the next 8 to 48 months.

Other lease agreements relate primarily to operating leases for offices, computer equipment and other items of personal property.

Rental expense was €29.6 million for the six months ended June 30, 2004 and €40.5 million for the six months ended June 30, 2003.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

The following table presents on the future periods payments relating to contractual obligations as of June 30, 2004:

	Payments due by period
	Less than			After
(in millions of euros)	1 year	2-3 years	4-5 years	5 years	Total
Long-term debt (Note 5)	7.2	5.1	188.0	1.4	201.7
Capital Lease Obligations(a)	16.8	15.8	0.7	—	33.3
Operating Leases	42.2	44.9	15.2	1.7	104.0
Other long-term Obligations(b)	19.7	29.5	19.7	—	68.9

Total Contractual Obligations	85.9	95.3	223.6	3.1	407.9

(a)	includes €2.4 million of interest.

(b)	bond interests

Other commitments

Outstanding commitments at June 30, 2004 and December 31, 2003 include the following:

	June 30,	December 31,
(in millions of euros)	2004	2003
Guarantees issued in favor of clients	140.0	82.0
Guarantees issued in favor of banks	17.8	8.7
Other guarantees(a)	11.8	14.2

Total	169.6	104.9

(a)	other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or administrations

Legal proceedings, claims and other contingencies

The Group is a defendant in a number of legal proceedings arising in the ordinary course of business and has various unresolved claims pending. The outcome of these lawsuits and claims is not known at this time. The Group believes that the resulting liability, if any, net of amounts recoverable from insurance or other sources, will not have a material adverse effect on its consolidated results of operations, financial position, or cash flows.

The Company has been sued by Parexpro (Portugal), for termination without cause of employment agreements and solicitation of a significant number of highly qualified staff in the field of reservoir evaluation, misappropriation of confidential information and documentation, clients, and loss of profits resulting therefrom.

Although we cannot be certain of the outcome, we consider that, given our legal position, we have no significant exposure on that case.

The Company does not expect the Parexpro claim to have any material impact on the Group’s results of operation, financial position, or cash flows.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 9—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC ZONE

The following tables present revenues, operating income and identifiable assets by operating segment, revenues by geographic zone (by origin) as well as net sales by geographic zone based on the location of the customer.

The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	Geophysical services, which consist of (i) land seismic data acquisition, (ii) marine seismic data acquisition, (iii) other geophysical data acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition.

Inter-company sales between such industry segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical products segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical products segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables which follow.

Operating income represents operating revenues and other operating income less expenses of the industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables which follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not followed by the operating management and financing and investing are mainly managed at the corporate level.

Identifiable assets are those used in the operations of each industry segment and geographic zone. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents, and the Group’s corporate headquarters in Massy.

Net sales originating in France include export sales of approximately €118.1 million for the six months ended June 30, 2004 and €72.5 million for the six months ended June 30, 2003.

For the first half of 2004, the Group’s two most significant customers accounted for 7.8% and 5.8%, respectively, of the Group’s consolidated revenues compared with 11.5% and 8.2% for the first half of 2003.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Analysis by operating segment

	Six months ended June 30, 2004				Six months ended June 30, 2003
			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of euros)	Services	Products	Adjustments	Total	Services	Products	Adjustments	Total
Revenues from unaffiliated customers	170.4	151.0	—	321.4	240.7	78.2		318.9
Inter-segment revenues	1.4	8.7	(10.1)	—	0.5	10.0	(10.5)

Operating revenues	171.8	159.7	(10.1)	321.4	241.2	88.2	(10.5)	318.9

Operating income (loss)	(18.1)	33.8	(2.7) (a)	13.0	(1.1)	16.6	(3.6) (a)	11.9

Equity income (loss) of investees	4.4	0.4	—	4.8	4.7	0.2	—	4.9
Capital expenditures(b)	48.9	4.4	(0.6)	52.7	86.6	0.9	(2.3)	85.2
Depreciation and amortization(c)	56.8	8.7	(2.5)	63.0	87.7	6.0	(3.0)	90.6
Corporate assets amortization				—				0.1
Investments in companies under equity method	—	—		—	0.6			0.6

Identifiable assets	547.6	266.5	(48.7)	765.3	607.5	188.5	(24.6)	771.4

Unallocated and corporate assets				121.2				172.1

Total assets				886.5				943.5

(a)	includes general corporate expenses of €5.8 million for the first half of 2004 and of €5.3 million for the comparable period in 2003.

(b)	includes investments in multi-client surveys of €27.4 million for the first half of 2004 and €66.7 million for the comparable period in 2003, and equipment acquired under capital leases, of which there was €7.5 in the first six months of 2004 and €4.2 million for the comparable period in 2003.

(c)	includes multi-client amortization of €28.2 million for the first six months of 2004 and €55.5 million for the comparable period in 2003 and goodwill amortization for our Services and Products segments of €0.5 million and €3.7 million respectively for the first six months of 2004, and €0.6 million and €2.4 million respectively for the comparable period in 2003.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

	Three months ended June 30, 2004					Three months ended June 30, 2003
			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
(in millions of euros)	Services	Products	Adjustments		Total	Services	Products	Adjustments		Total
Revenues from unaffiliated customers	87.3	72.2	—		159.5	115.3	46.9			162.2
Inter-segment revenues	0.2	4.7	(4.9)		—	0.2	3.6	(3.8)

Operating revenues	87.5	76.9	(4.9)		159.5	115.5	50.5	(3.8)		162.2

Operating income (loss)	(10.7)	12.5	(1.4	)(a)	0.4	(2.3)	11.4	(0.6	)(a)	8.5

Equity income (loss) of investees	2.3	0.4	—		2.7	1.7	0.2			1.9
Capital expenditures(b)	19.0	2.8	(0.2)		21.6	43.1	0.4	—		43.5
Depreciation and amortization(c)	29.8	4.5	(1.3)		33.0	41.2	2.9	(1.5)		42.6
Corporate assets amortization					—					—
Investments in companies under equity method	—	—			—	0.6				0.6

(a)	includes general corporate expenses of €3.3 million for the three months ended June 30, 2004 and of €2.6 million for the comparable period of 2003.

(b)	includes investments in multi-client surveys for €9.4 million for the three months ended June 30, 2004 and €34.4 million for the comparable period of 2003, and equipment acquired under capital leases, of which there was nil for the first three months ended June 30, 2004 and €3.7 million for the comparable period in 2003.

(c)	includes multi-client amortization of €15.7 million for the three months ended June 30, 2004 and €25.4 million for the comparable period of 2003 and goodwill amortization for our Services and Products segments of €0.3 million and €1.9 million respectively for the three months ended June 30, 2004 and €0.3 million and €1.2 million, respectively, for the comparable period of 2003.

Analysis by geographic zone

Analysis of operating revenues by location of customers

	Six months ended June 30,				Three months ended June 30,
(in millions of euros, except percentages)	2004		2003		2004		2003
France	8.3	3%	3.4	1%	3.6	2%	2.0	1%
Rest of Europe	47.9	15%	30.5	10%	23.5	15%	17.1	11%
Asia-Pacific/Middle East	129.6	40%	71.6	22%	62.1	39%	35.7	22%
Africa	47.2	15%	76.0	24%	22.4	14%	45.9	28%
Americas	88.4	27%	137.4	43%	47.9	30%	61.5	38%

Total	321.4	100%	318.9	100%	159.5	100%	162.2	100%

Analysis of operating revenues by origin

	Six months ended June 30,				Three months ended June 30,
(in millions of euros, except percentages)	2004		2003		2004		2003
France	126.4	40%	64.6	20%	53.9	34%	38.0	23%
Rest of Europe	32.9	10%	27.7	8%	24.2	15%	14.4	9%
Asia-Pacific/Middle East	52.3	16%	33.9	11%	24.4	15%	12.9	8%
Africa	30.2	9%	44.0	14%	14.9	9%	24.0	15%
Americas	79.6	25%	148.7	47%	42.1	27%	72.9	45%

Total	321.4	100%	318.9	100%	159.5	100%	162.2	100%

Due to the constant change in working locations the Group does not track its assets based on country of origin or ownership.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Note 10—Other revenues and expenses

	Six months ended		Three months ended
	June 30,		June 30,
(in millions of euros)	2004	2003	2004	2003
Assets depreciation	—	0.2	—	0.2
Restructuring costs(a)	(10.5)	(1.8)	(7.9)	(1.8)
Variation of reserves for restructuring	10.4	0.2	7.7	1.5
Other(b)	3.4	1.9	0.4	—

Non-recurring revenues (expenses)—net	3.3	0.5	0.2	(0.1)
Gains (losses) on sales of assets(c)	3.4	3.5	3.0	3.5

Other revenues (expenses)—net	6.7	4.0	3.2	3.4

(a)	related to the Land restructuring plan initiated in September 2003 for 2004 and, to the redundancy plan for 2003 following the loss of the seismic vessel “CGG Mistral”,

(b)	includes principally insurance proceeds of €2.3 million related to seismic vessels in 2004, and a recognized gain of €2.1 million in 2003 from the insurance indemnities received related to the hull of the “CGG Mistral”.

The balance of the pending requested reimbursement for the equipment of the “CGG Mistral” is to be collected in the second half of 2004.

(c)	includes principally a gain of €2.2 million due to the sale of a building in the second quarter of 2004, and the gain of the Land non exclusive surveys in 2003.

Note 11—Income taxes

Income tax expense consists of:

	Six months ended		Three months ended
	June 30,		June 30,
(in millions of euros)	2004	2003	2004	2003
France
current income taxes	0.1	—	0.1	—
tax credits	—	—	—	—
deferred taxes and other(b)	—	—	—	—
Foreign countries
current income taxes(a)	(9.0)	(7.6)	(5.0)	(5.0)
deferred taxes and other(b)	(0.7)	0.9	0.2	1.0

Total income tax expense	(9.6)	(6.7)	(5.1)	(4.0)

(a)	includes withholding taxes

(b)	includes primarily deferred tax

Undistributed earnings of subsidiaries and the Group’s share of undistributed earnings of companies accounted for using the equity method amounted to €171.1 million and to €161.7 million at June 30, 2004 and at December 31, 2003, respectively. No provision for French taxes on these earnings has been provided which the Group considers to be indefinitely reinvested or which would not be taxed when remitted.

On July 29, 2002 the Company received a verification notice from the French taxation authorities requesting documentation with respect to corporate tax and value added tax. The corporate tax audit covers the 1991 through 2001 fiscal year as required by French law for use of net operating loss carry forwards. The tax audit procedure is being finalized.

Note 12—Related party transactions

Operating transactions

The Group manufactures equipment and provides geophysical services to oil and gas exploration and production subsidiaries of Total pursuant to contracts entered into at an arm’s-length basis. Total holds controlling interests in Total Chimie, one of the major shareholders of the Company during the periods presented.

Operating sales to Total amounted to €13.6 million at June 30, 2004 and €14.1 million during the comparable period in 2003. As of June 30, 2004, Total owed €7.7 million to the Group.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter party contracts associated with these services are concluded at arm’s length. Accounts payable to LDA was €1.1 million as of June 30, 2004. Total net charges paid throughout the half-year for the provision of ship management services amounted to €3.2 million, and the future commitments for such services to LDA were €7.4 million.

LDA is an owner, together with the Group, of a company consolidated under equity method by the Group, Geomar, owner of the “CGG Alizé” seismic vessel. LDA has a 51% stake in Geomar, and amounts paid to Geomar by the Group during the half-year were €4.5 million, while future charterparty amounts due to Geomar amounted to €29.7 million. Accounts payable to Geomar were €1.6 million at June 30, 2004.

At June 30, 2004, the sales of geophysical products from Sercel to Argas, which is 49% owned by the Group, amounted to €1.0 million, representing approximately 0.3% of Group revenues.

At June 30, 2004, the sales of geophysical products from Sercel to Xian Peic, which is 40% owned by the Group, amounted to €3.0 million, representing approximately 0.9% of Group revenues.

Financing

No credit facility or loan was granted to the Company by shareholders during the two periods presented.

Note 13—Supplementary cash flow information

Cash paid for income taxes and interest was as follows:

	June 30,	June 30,
(in millions of euros)	2004	2003
Interest	12.5	12.7
Income taxes	7.1	10.0

Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consist of the following:

	June 30,	June 30,
(in millions of euros)	2004	2003
Equipment acquired under capital leases	7.5	4.2

Note 14—Asset valuation allowances

Details of valuation allowances recorded against assets are as follows:

	Six months ended June 30, 2004
	Balance at			Balance at
	beginning of	Additions/		end of
(in millions of euros)	year	(Deductions)	Other(a)	year
Trade accounts and notes receivable	3.9	0.2	0.6	4.7
Inventories and work-in-progress	22.6	(2.5)	0.4	20.6
Other current assets	0.6	0.2	—	0.8
Loans receivable and other investments.	1.5	—	—	1.5

(a)	includes the effects of exchange rate changes and acquisitions and divestitures

Note 15—Subsequent events

CGG has sent on September 2, 2004 to the board of directors of Petroleum Geo Services AS (PGS), company listed on the Oslo stock Exchange (year 2003 total revenues of US$1,112 million out of which US$728 million in seismic), a proposal for the purchase of PGS’ seismic business, including in particular its operational assets and its multi-client library. CGG is proposing a purchase price of US$900 million, comprised of US$800 million in cash and US$ 100 million in CGG shares. The proposal is currently intended to be financed through a combination of (i) financing from ONEX (approximately US$400 million), CGG’s financial partner, and (ii) senior debt financing arranged by CGG’s financial advisers on this transaction (in addition to CARNEGIE), Citigroup Global Markets and RBC CAPITAL MARKETS. The proposal and related financing are subject to customary due diligence and certain other conditions.

ONEX has made an immediate commitment to CGG through an initial investment of US$85 million in a 8 year, 7.75% convertible subordinated non listed debenture with a conversion price of US$60.7 per ordinary share corresponding to €50.25 at current exchange rates. At CGG’s option, CGG can satisfy the principal amount of the debenture in CGG shares. Interest will be paid quarterly and is payable, at CGG’s option, in CGG shares. The potential dilution following conversion of the bonds corresponds to approximately 10% of future total equity. An Extraordinary Shareholders Meeting should be convened towards the end of October 2004 to approve the terms of this transaction. The corresponding filing document would be submitted for the approval of the French market authorities (AMF). ONEX would be represented at the board of directors of CGG by one representative and the number of board members of CGG would be increased to 11. The US$85 million investment is subject to confirmatory due diligence by ONEX, which shall be completed prior to the Extraordinary Shareholder Meeting.

Additional convertible subordinated debentures of up to US$315 million intended to be provided by ONEX is contingent on the execution of a definitive agreement by CGG with PGS and subject to customary conditions as well as authorization by the competent antitrust authorities. Also CGG may substitute in whole or in part alternative sources of equity for this convertible debenture. The conversion price is set at 110% of a prescribed average share price preceding a final agreement, with a maximum of US$56.87 per ordinary share. The final amount to be issued under this second financial instrument if any, would depend on the final financial parameters of the acquisition.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Note 16—RECONCILIATION TO U.S. GAAP

     A—SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND
            U.S. GAAP

The accompanying consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in B.

Derivative instruments and hedging activity

Under French GAAP, as described in Note 13 of our consolidated financial statements, derivative instruments used as hedges are not recognized in the balance sheet and hedging gains and losses are recorded in the same period as the income or loss on the hedge transactions.

Under U.S. GAAP beginning January 1, 2001 with the adoption of SFAS No. 133, (“Accounting for Derivative Instrument and Hedging Activities”) all derivative instruments are recorded in the balance sheet at fair value. Specifically,

•	hedge accounting may only be applied to hedges meeting strict criteria and SFAS No. 133 defines new requirement for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting;

•	for derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs;

•	for derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings;

•	for embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar), revenue and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings;

•	if hedge accounting is not applied, changes in the fair value of derivative instruments are recorded in earnings.

Goodwill amortization and impairment

Under French GAAP, goodwill is amortized on a straight-line basis over its estimated useful life.

Under U.S. GAAP, before 31 December 2001, no difference was reported for goodwill accounting. Since 1st January 2002, however, goodwill is no longer amortized but remains at its carrying value as of December 31, 2001. Under the provisions of SFAS 142 “Goodwill and Other Intangible Assets”, goodwill is tested for impairment at least annually. Differences could also occur in the determination of the charge of impairment of goodwill under French GAAP and U.S GAAP. Such difference was reported for the year 2003 related to the goodwill of CMG following the Land restructuring plan.

Impairment of long-lived assets

Under French GAAP, long-lived assets are written down when, as a result of events or changes in circumstances within the year, their recoverable value appears to have declined on an other than temporary basis to an amount less than their carrying value. Impairment is determined for each group of autonomous assets (independent operating units or subsidiaries) by comparing their carrying value with the undiscounted cash flows that they are expected to generate based upon management’s expectations of future economic and operating conditions.

Should the above comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either market value or the sum of discounted future cash flows.

Under U.S GAAP and starting on 1st January 2002, the date of adoption of SFAS 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, the method described above is relevant only for long-lived assets to be held and used, while assets to be disposed of by sale should be reported as selling price less costs to sale.

Available-for-sale securities

Under French GAAP, investment in equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized. For trade securities, the allowance is evaluated based on the average of the market price on the last 30 days.

Under US GAAP, investments in equity securities are classified into two categories and accounted as follows: Equity securities that are acquired and held principally for the purpose of sale in the near term are classified as “trading securities”

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

and are reported at fair value, with unrealized gains and losses included in earnings. All other equity securities are classified in “available for sale” securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholder’s equity. In case of other-than-temporary loss in fair value, an allowance is recorded in earnings. Such allowance is evaluated based on the market price at the closing rate.

Stock-based compensation

Under French GAAP, no compensation cost is recognized for stock options.

For U.S. GAAP purposes, the stock-based compensation plans qualify as fixed plans under U.S. GAAP, compensation cost is recorded under APB25 equal to the excess, if any, of the market price over the exercise price of the underlying shares at the date of grant.

Income taxes

Under French GAAP, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.

Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement N°52, Foreign Currency Translation, are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.

Comprehensive income

Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In the consolidated financial statements, the concept of comprehensive income does not exist because French accounting principles do not authorize any change in equity corresponding to this definition other than net income and changes in the cumulative translation adjustment related to foreign subsidiaries.

In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.

For the Group, this statements includes, in addition to net income:

•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133,

•	changes in the amount of the additional minimum pension liability due to actuarial losses.

     B—RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO U.S. GAAP

Consolidated Net Income

(in millions of euros, except per share data)	2004 June 30,	2003 June 30,	December 31, 2003
	(unaudited)	(unaudited)
Net income (loss) as reported in Consolidated Statements of operations	(4.1)	1.0	(10.4)
Goodwill amortization	4.2	3.0	7.7
Available for sale securities	—	(0.5)	(0.8)
Stock options	(0.1)	(0.1)	(0.4)
Deferred tax	0.6	—	(7.1)
Derivative instruments and hedging activities	2.7	13.1	14.1

Net income (loss) according to U.S. GAAP	3.3	16.5	3.1

Weighted average number of shares outstanding	1,680,968	11,680,718	11,680,718
Dilutive potential shares from stock-options	23,787	169,900	169,650

Adjusted weighted average shares and assumed option exercises	11,704,755	11,850,618	11,850,368

Net income (loss) per share
Basic	(0.35)	1.41	0.27
Diluted	(0.35)	1.39	0.26

Shareholders’ equity

(in millions of euros)	June 30, 2004	December 31, 2003
	(unaudited)
Shareholders’ equity as reported in the Consolidated Balance Sheets	398.9	396.6
Available for sale securities	(1.3)	(1.3)
Goodwill amortization	18.2	14.0
Stock options	(0.5)	(0.4)
Deferred tax	(6.5)	(7.1)
Derivative instruments and hedging activities	2.3	(0.4)
Other comprehensive income	13.6	12.0

Shareholders’ equity according to U.S. GAAP (a)	424.7	413.4

(a)	Including comprehensive income of €11.4 million for the half year of 2004 and negative €17.4 million for the year 2003.

     C—ADDITIONAL U.S. GAAP DISCLOSURES

Stock option plans

The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following average assumptions for the options granted in 2003, 2002, 2001, 2000 and 1997:

	2003	2002	2001	2000	1997
Risk-free interest rates	3.94%	3.3%	4.87%	5.77%	4.1%
Dividend yields	0.0%	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the Company’s ordinary shares (€)	0.573	0.429	0.436	0.528	0.43

The expected life of those options ranging from 1 to 7 years and the weighted average remaining contractual is 4.8 years as of June 30, 2004.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

The weighted-average fair value of options granted during 2003, 2002, 2001, 2000 and 1997 was as follows:

	2003	2002	2001	2000	1997
Options whose price was lower than the market price of the underlying shares on the grant date	€11.14	€29.50	—	€34.32	€39.97
Options whose price equaled the market price of the underlying shares on the grant date	—	—	—	—	—
Options whose price was greater than the market price of the underlying shares on the grant date	—	—	€37.42	—	—

Recent U.S. Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non controlling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

FIN 46 was effective immediately for VIEs created or entered into after January 31, 2003. The adoption of the provisions applicable to VIEs created or entered into after January 31, 2003 did not have a material impact on the Company’s financial statements.

For VIEs created or entered into prior to February 1, 2003, consolidation under FIN 46 has become effective from January 1, 2004. The Company does not expect a material impact of adopting FIN 46 for those entities.

On November 21, 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, regarding whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. For contracts including multiple deliverables meeting the separation criteria of EITF 00-21, the Group allocates the total arrangement consideration to each separate unit of accounting based on the relative fair values of the deliverables in each unit of accounting and recognizes revenue based on the Group’s revenue recognition policy applicable to each separate unit of accounting. In general, EITF 00-21 limits the amount of revenue allocated to an individual deliverable under an agreement to the lesser of its relative fair value or the amount not contingent on the Group’s delivery of other elements under the agreement, regardless of the probability of the Group’s performance. For CGG, the provisions of this Issue become effective for the year beginning January 1, 2004. The Group does not expect a material impact of adopting EITF 00-21 for those entities.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Factors affecting our results of operations

We divide our businesses into two segments, geophysical services and geophysical products. Operationally, the Services segment is organized into three strategic business units, or SBUs:

•	the Land SBU for land and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition, multi-client library sales; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.

Our Products segment includes primarily our equipment manufacturing subsidiaries comprising Sercel.

Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices. Despite relatively high energy prices for the last four years, following the sharp drop of late 1998 and early 1999, the geophysical services market has not recovered in terms of either business volume or price to the levels preceding the 1998-1999 decline of oil and gas prices.

We believe that two fundamental factors have contributed to this unusual situation. First, global geopolitical uncertainty, particularly following the September 11, 2001 tragedy and further accentuated by the events in the Middle East during 2003, has not created the confidence and visibility that are essential in our clients’ long term decision-making processes, with many projects being delayed or cancelled. Second, given this difficult environment, geophysical services providers as a whole have not reacted efficiently, in particular in terms of capacity adjustment, which results in excess supply applying downward pricing pressure in the market. Nevertheless, we believe that the long-term outlook for the geophysical services sector remains fundamentally positive for a number of reasons:

•	If they occur, renewed geopolitical stability and economic growth may gradually restore confidence and visibility in the market, improving the prospects for new projects by our clients.

•	Economic growth, particularly in more active regions such as Asia, generating increased energy demand and sustaining both energy prices and exploration efforts in a context of diminishing reserves.

•	The scope of application of geophysical services has considerably increased over the last few years as a result of significant research and development efforts and can now potentially be applied to the entire sequence of exploration/development/production as opposed to exploration only. This is particularly true with technologies such as 4D (time lapse seismic data). This could result in larger accessible markets for the geophysical industry.

•	The depth and duration of the current contraction in the geophysical sector has gradually increased awareness among geophysical service providers of the need to improve the sector’s business model, which under current conditions creates little shareholder value.

Recent increases in the volume of demand in the offshore seismic segment may indicate that conditions are evolving positively in the near term.

We decided in September 2002 to take a 7.5% equity stake in the capital of one of our competitors, the Norwegian company Petroleum Geo Services ASA (“PGS”), for a total price of U.S.$7.0 million. Since then, we have supported PGS during its financial restructuring effort, in particular its need to reschedule and restructure its debt. The final stage of this process was reached on October 21, 2003, when a U.S. court approved the restructuring plan agreed upon between PGS and its creditors, clearing the way out of Chapter 11. As a result of the new capital structure and further to the exercise of options granted to CGG as both a supporting and common shareholder of PGS, we held 867,753 shares of PGS for a total investment of approximately U.S.$18 million or 4.3% of the new equity composed of 20,000,000 shares.

During December 2003, we sold 400,000 shares of PGS on the market, reducing our total holdings to 2.3%. We intend to engage in discussions with PGS with a view to merging the two companies’ seismic businesses, thereby creating the conditions for enhanced operational efficiency and achieving sufficient critical mass to allow flexible management of supply. Although we believe that all parties understand the rationale for, and benefits of, such a merger, no assurance can be given that such discussions will develop or that they will conclude successfully.

Land SBU restructuring plan

Our results of operations have also been affected by growing operational risks in land acquisition, in addition to intense competitive pressure. This situation led us to reassess our geographical presence in certain land acquisition markets. We launched a restructuring program in September 2003 to substantially lower our fixed costs in this segment, which included a workforce reduction affecting 250 employees and the disposal of seismic acquisition inventories and assets for a total cost of €19 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

In the six months ended June 30, 2004, we have spent €10.5 million of a €12.1 million provision on our books at December 31, 2003. Both in terms of cost savings and operational reorganization, the restructuring plan progressing in conformity with the initial objectives.

Revenues and backlog

Our revenues for the six months ended June 30, 2004 increased 1% compared with our revenues for the six months ended June 30, 2003. Expressed in U.S. dollars, revenues increased 12% to U.S.$395.0 million from U.S.$351.5 million. The increase resulted primarily from our Products segment, which experienced a 114% increase in revenues (excluding intra-group sales) for the six months ended June 30, 2004 due to very strong demand for land products and significant acquisitions compared to the six months ended June 30, 2003. Revenues for the six months ended June 30, 2004 for our Services segment decreased by 29% compared to the six months ended June 30, 2003. Expressed in U.S. dollars, the decrease was 21%.

Our backlog as of August 31, 2004 was €324 million (U.S.$392 million), compared to €211 million (U.S.$230 million) as of August 31, 2003. This increase was principally due to our Offshore SBU.

Acquisitions and Dispositions

On January 2, 2004, Sercel finalized the acquisition of the seismic equipment business of Thales Underwater Systems (“TUS”). Principally located in Australia, TUS develops and manufactures surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. The transaction was valued at €25 million, of which €21.7 million was paid in cash at the closing of the transaction, and generated goodwill of €19.8 million.

On January 8, 2004, Sercel acquired a 51% majority ownership in Hebei Junfeng Geophysical Co. Ltd., the provider of geophones and seismic cables for the Chinese seismic market. Hebei Junfeng Geophysical Co. Ltd., located in the Hebei province, was originally created by BGP, the largest Chinese geophysical services contractor. The transaction amounted to €9.8 million approximately and generated goodwill of €2.8 million. BGP will remain shareholder of the company along with the management, the employees, and XPEIC, a Chinese geophysical equipment company.

On February 19, 2004, Sercel acquired Orca Instrumentation, a French company that develops and markets marine instrumentation and underwater data transmission systems. Orca Instrumentation employs 15 people. The transaction amounted to €1.3 million.

On March 3, 2004, Sercel completed the acquisition of Createch Industrie, a French company specialized in borehole measurement tools, borehole seismic tools and permanent borehole sensors. The company is headquartered in the Paris area and employs 19 people. The transaction amounted to €1.9 million.

Critical Accounting Policies

Our significant accounting policies, which we have applied consistently in all material respects, are more fully described in Note 1 to our consolidated annual financial statements contained in our Annual Report for the year 2003 on Form 20-F. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.

Multi-client survey accounting

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The multi-client library is stated at surveys costs described above less accumulated amortization or fair value if lower. We review the library for potential impairment for independent surveys on an ongoing basis.

Revenue recognition:

Revenues related to multi-client surveys result from pre-commitments and licenses after completion of the surveys (“after-sales”).

Pre-commitments—Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the ability to direct or influence the project specifications, advance access to data as it is being acquired, and

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

favorable pricing.

We recognize pre-commitments as revenue based on the ratio of project cost incurred to total estimated project cost, which we believe reflects the physical progress of the project.

After sales—Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that all the data conforms to technical specifications.

After sales volume agreements—We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data.

Amortization:

We amortize the multi-client surveys according to three different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys: amortized on the basis of 66.6% of revenues. Starting at the time of data delivery, a minimum straight-line depreciation scheme is applied on a three years period, should total accumulated depreciation from sales be below this minimum level;

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is a five year period from data delivery;

•	Long term strategic 2D surveys: amortization on sales according to the above area split and straight-line depreciation on a seven years period from data delivery.

Exclusive survey accounting (Proprietary / Contract services)

We perform seismic services for a specific customer. We recognize proprietary/contract revenue as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenue based on the ratio of the project’s cost to date to the total project cost.

Other geophysical services

Revenue from our other geophysical services is recognized as the services are performed.

Goodwill amortization and impairment of long-lived assets

We amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to twenty years. We select the period of benefit based on the strategic significance of the asset acquired.

We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare that the carrying value of each group of autonomous assets (independent operating units or subsidiaries) with the undiscounted cash flows that they are expected to generate based upon our expectations of future economic and operating conditions. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either value or the sum of discounted future cash flows.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Three months ended June 30, 2004 compared with three months ended June 30, 2003

Revenues by Activity

The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended June 30,
	2004		2003
	(in millions of euros, except percentages)
Land SBU	17.4	11%	43.2	27%
Offshore SBU	44.4	28	44.6	27
Processing & Reservoir SBU	25.5	16	27.5	17

Services	87.3	55%	115.3	71%
Products	72.2	45%	46.9	29

Total	159.5	100%	162.2	100%

Operating Revenues

Our consolidated operating revenues for the three months ended June 30, 2004 decreased 2% to €159.5 million from €162.2 million for the comparable period in 2003. Because approximately 80% of our operating revenues were in U.S. dollars, the decrease in the value of the dollar had a negative impact on our operating revenues as expressed in euros in our consolidated financial statements. Expressed in U.S. dollars, our consolidated operating revenues increased 5% to U.S.$193.3 million for the three months ended June 30, 2004 compared to U.S.$ 183.9 million for the comparable period in 2003. This increase was primarily attributable to our Products segment, which offset a decline in our Services segment.

Services

Operating revenues for our Services segment (excluding intra-group sales) decreased 24% to €87.3 million for the three months ended June 30, 2004 from €115.3 million for the comparable period in 2003. Expressed in U.S. dollars, operating revenues decreased 19% to U.S.$105.8 million from U.S.$ 130.7 million. This decrease was primarily attributable to our Land SBU.

Land SBU. Operating revenues for our Land SBU decreased 59% for the three months ended June 30, 2004 to €17.6 million compared to €43.2 million for the comparable period in 2003. In U.S. dollar terms, operating revenues decreased 56% to U.S$21.3 million from U.S.$ 49.0 million. The decrease was attributable to the combined effects of our restructuring plan objectives to reduce our presence in certain regions and the continued low level of demand in this market segment.

On average, seven crews were in operation during the second quarter of 2004, compared to 12 crews in the comparable period in 2003.

Offshore SBU. Operating revenues for our Offshore SBU decreased 1% to €44.4 million for the three months ended June 30, 2004 compared to €44.6 million for the comparable period in 2003. In U.S dollar terms, operating revenues increased 6% to U.S.$53.8 million from U.S.$50.5 million. Multi-client data sales decreased 30% to €23.7 million for the three months ended June 30, 2004 from €34.6 million for the comparable period in 2003 due to low pre-commitment sales as a result of a weaker multi-client acquisition activity. After-sales levels, however, increased by 80% in the three months ended June 30, 2004 compared to the comparable period in 2003. Exclusive contracts accounted for 78% of our seismic sales for the three months ended June 30, 2004 compared to 27% for the comparable period of 2003 in response to market demand.

Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the three months ended June 30, 2004 decreased 7% to €25.5 million for the three months ended June 30, 2004 compared to €27.5 million for the comparable period in 2003. In U.S. dollars terms, operating revenues were largely stable at U.S.$30.9 million for the three months ended June 30, 2004 compared to U.S.$31.2 million for the comparable period in 2003.

Products

Operating revenues for our Products segment increased by 52% to €76.9 million for the three months ended June 30, 2004 from €50.5 million for the comparable period in 2003. In U.S. dollar terms, operating revenues increased 63% to U.S.$93.2 million from U.S.$57.1 million. Excluding intra-group sales, revenues increased 54% to €72.2 million for the three months ended June 30, 2004 compared to €46.9 million for the comparable period in 2003. Approximately €10

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

million of the increase came from newly acquired businesses (principally Thales Underwater Systems), with the rest representing increased sales, particularly Seal systems and other marine equipment, but also land equipment.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 1% to €134.7 million for the three months ended June 30, 2004 from €133.0 million for the comparable period in 2003. As a percentage of operating revenues, cost of operations increased to 84% for the three months ended June 30, 2004 compared to 82% in the comparable period of 2003 due to the negative impact of the U.S. dollar exchange rate. Because our revenues are more dollar-denominated than our cost of operations, a decrease in the value of the U.S. dollar against the euro decreases our revenues to a larger extent than our expenses. Gross profit decreased 15% to €24.8 million for the three months ended June 30, 2004 compared to €29.2 million for the comparable period of 2003.

Research and development expenditures, net of government grants, increased 42% to €8.8 million for the three months ended June 30, 2004 from €6.2 million in the comparable period in 2003, due to development efforts in our Products segment.

Selling, general and administrative expenses increased 5% to €18.8 million for the three months ended June 30, 2004 from €17.9 million in the comparable period of 2003 due in part to change in the scope of consolidation. As a percentage of operating revenues, selling, general and administrative costs increased to 12% from 11%.

Operating Income (Loss)

We had operating income (before amortization of goodwill) of €0.4 million for the three months ended June 30, 2004 compared to €8.5 million for the comparable period in 2003 due to increased operating loss in our Services segment

Operating loss from our Services segment was €10.7 million for the three months ended June 30, 2004 compared to €2.3 million for the comparable period in 2003. This decrease is principally due to the U.S. dollar/euro exchange rate and particularly low activity in our Land SBU.

Operating income from our Products segment was €12.5 million in the three months ended June 30, 2004 compared to €11.4 million for the comparable period in 2003 due to a significant increase in activity in this segment, despite a less favorable U.S. dollar/euro exchange rate.

Other revenues amounted to €3.2 million for the three months ended June 30, 2004 compared to €3.4 million for the comparable period in 2003. Our other revenues in the three months ended June 30, 2004 were principally attributable to the sale of a building in May 2004 and our other revenues in the three months ended June 30, 2003 were primarily attributable to the sale of certain non-exclusive Land SBU surveys.

Financial Income and Expenses, Net

Net financial expenses increased 42% to €5.4 million for the three months ended June 30, 2004 from €3.8 million for the comparable period in 2003, principally due to a €2.5 million reduction in the provision recorded as of June 30, 2003 for losses on PGS stock after the announcement of PGS’s proposed financial restructuring plan.

Foreign exchange losses were €0.6 million for the three months ended June 30, 2004 compared to gains of €5.3 million for the comparable period in 2003 due to unfavorable hedges. In connection with hedging our currency exposure risks, we hedged U.S. dollars by forward sales, which had a unfavorable impact on our financial income due to the increase of the U.S. dollar against the euro.

Equity in Income (Losses) of Investees

Income from investments accounted for under the equity method increased to €2.7 million for the three months ended June 30, 2004 from €1.9 million in the comparable period in 2003. Equity in income from Argas, our joint venture in Saudi Arabia, was €2.6 million for the three months ended June 30, 2004 compared to €2.0 million for the comparable period in 2003.

Income Taxes

Income taxes increased to €4.7 million for the three months ended June 30, 2004 from €4.0 million for the comparable period of 2003, principally attributable to an increase in our U.S. income tax, due to the complete use of our net operating loss carryforwards in 2003.

We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Net Income (Loss)

Our net loss for the three months ended June 30, 2004 was €10.2 million compared to a net income of €6.5 million for the comparable period in 2003.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Six months ended June 30, 2004 compared with six months ended June 30, 2003

Revenues by Activity

The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Six months ended June 30,
	2004		2003
	(in millions of euros, except percentages)
Land SBU	42.2	13%	94.6	30%
Offshore SBU	79.3	25	91.0	29
Processing & Reservoir SBU	48.9	15	55.1	17
Services	170.4	53%	240.7	76%
Products	151.0	47	78.2	24

Total	321.4	100%	318.9	100%

Operating Revenues

Our consolidated operating revenues for the six months ended June 30, 2004 increased 1% to €321.4 million from €318.9 million for the comparable period in 2003. Expressed in U.S dollar terms, our consolidated operating revenues increased 12% to U.S.$395.0 million from U.S.$351.5 million. The increase was primarily attributable to our Products segment, which offset a decline in our services segment.

Services

Operating revenues for our Services segment (excluding intra-group sales) for the six months ended June 30, 2004 decreased 29% to €170.4 million from €240.7 million for the comparable period in 2003. Expressed in U.S. dollars, operating revenues decreased 21% to U.S.$209.3 million from U.S.$264.8 million. This decrease was primarily attributable to our Land SBU.

Land SBU. Operating revenues for our Land SBU for the six months ended June 30, 2004 decreased 55% to €42.2 million compared to €94.6 million for the comparable period in 2004. In U.S. dollars terms, operating revenues decreased 50% to U.S.$52.0 million from U.S.$ 104.0 million. This decrease resulted from the combined effects of our restructuring plan objectives to reduce our presence in certain regions and the continued low level of demand in this market segment.

During the first six months of 2004, eight crews on average were in operation compared to 14 crews on average for the comparable period in 2003.

Offshore SBU. Operating revenues for our Offshore SBU decreased 13% to €79.3 million for the six months ended June 30, 2004 compared to €91.0 for the comparable period in 2003. In U.S. dollar terms, operating revenues decreased 3% to U.S.$97.3 million from U.S.$ 100.2 million.

Multi-client data sales decreased 46% to €40.5 million for the six months ended June 30, 2004 from €74.6 million for the comparable period in 2003 due to our higher allocation of vessels to exclusive contracts. Exclusive contracts accounted for 66% of our offshore sales for the six months ended June 30, 2004 compared to 22% for the comparable period in 2003 as we shifted resources toward exclusive contracts in response to market demand.

Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the six months ended June 30, 2004 decreased 11% to €48.9 million compared to €55.1 million for the comparable period in 2003. In U.S. dollar terms, operating revenues decreased 1% to U.S.$60.1 million from U.S.$ 60.7 million.

Products

Operating revenues for our Products segment in the six months ended June 30, 2004 increased 81% to €159.7 million compared to €88.2 million for the comparable period in 2003. Expressed in U.S. dollar terms, revenues increased 101% to U.S.$196.4 million from U.S.$ 97.6 million. Excluding intra-group sales, operating revenues increased 93% to €151.0 million for the six months ended June 30, 2004 compared to €78.2 million for the comparable period in 2003. Approximately €17 million of the increase came from newly acquired businesses (principally Thales Underwater Systems), but demand was strong for advanced land and marine products, especially 408UL land recording systems (including those equipped with DSU digital sensors), Seal marine acquisition systems and Nomad vibrators.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 1% to €261.7 million for the six months ended June 30, 2004 from €260.4 million for the comparable period in 2003. As a percentage of operating revenues, cost of operations was stable in the six months ended June 30, 2004 compared to the comparable period in 2003. Gross profit increased to €59.6 million for the six months ended June 30, 2004 compared to €58.5 million for the comparable period in 2003, despite the unfavorable impact of the U.S. dollar / euro exchange rate.

Research and development expenditures, net of government grants, increased 26% to €15.7 million for the six months ended June 30, 2004 compared to €12.5 million for the comparable period in 2003 due to development efforts in our Product segment.

Selling, general and administrative expenses decreased 1% to €37.6 million for the six months ended June 30, 2004 compared to €38.1 million for the comparable period in 2003. As a percentage of operating revenues, selling, general and administrative costs were stable in the six months ended June 30, 2004 compared to the comparable period in 2003.

Operating Income (Loss)

We had operating income for the six months ended June 30, 2004 of €13.0 million compared to €11.9 million for the comparable period in 2003. The increase was principally attributable to our Products segment.

Operating loss from our Services segment was €18.1 million for the six months ended June 30, 2004 compared to €1.1 million for the comparable period in 2003. This decrease is mainly due to the U.S. dollar/euro exchange rate and the unfavorable shift in demand toward exclusive marine contracts.

Operating income from our Products segment was €33.8 million for the six months ended June 30, 2004 compared to €16.6 million for the comparable period in 2003. This increase resulted from higher level of revenues, particularly in the first three months ended March 31, 2004 and of a more favorable product mix despite the negative impact of the U.S. dollar/euro exchange rate.

Other revenues were €6.7 million for the six months ended June 30, 2004 compared to €4.0 million for the comparable period in 2003. Other revenues for the six months ended June 30, 2004 consisted principally of insurance proceeds of €2.3 million related to the seismic vessels Symphony and Mistral, and the sale of a building, which generated a gain of €2.2 million.

Financial Income and Expenses, Net

Net financial expenses decreased 4% in the six months ended June 30, 2004 to €11.7 million from €12.2 million during the comparable period in 2003.

Foreign exchange gains were €4.1 million for the six months ended June 30, 2004 compared to €6.1 million for the comparable period in 2003 due to unfavorable hedges in the second quarter ended June 30, 2004. In connection with hedging our currency exposure risks, we hedged U.S. dollars by forward sales, which had a unfavorable impact on our financial income due to the increase of the U.S. dollar against the euro.

Equity in Income (Losses) of Investees

Income from investments accounted for under the equity method decreased to €4.8 million for the six months ended June 30, 2004 from €4.9 million for the comparable period in 2003. Equity in income from Argas, our joint venture in Saudi Arabia, was €4.7 million for the six months ended June 30, 2004 compared to €5.0 million for the comparable period in 2003.

Income Taxes

Income taxes increased to €9.6 million for the six months ended June 30, 2004 from €6.7 million for comparable period in 2003 principally due to an increase in our U.S. income tax due to the complete use of our net operating loss carry forwards in 2003 and a Norwegian deferred tax adjustment in the six months ended June 30, 2004.

We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.

Net Income (Loss)

Our net loss for the six months ended June 30, 2004 was €4.1 million compared to a net income of €1.0 million for the comparable period in 2003.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Liquidity and Capital Resources

Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions.

Operations

For the six months ended June 30, 2004, our net cash provided by operating activities, before changes in working capital, was €63.0 million compared to €75.3 million for the comparable period in 2003. Changes in working capital for the six months ended June 30, 2004 had negative impact of €2.5 million compared to a positive impact of €43.4 million for the comparable period in 2003. Excluding insurance indemnities received related to the “CGG Mistral”, changes in working capital was negative €4.2 million during the six months ended June 30, 2003.

Investing Activities

During the six months ended June 30, 2004, we incurred capital expenditures of €25.3 million, including €7.5 million of capital leases by CGG Marine related to the renewal of the charters for the seismic vessels Föhn and Harmattan (which leases include buy-back options), compared to €4.2 million for the six months ended June 30, 2003.

We also invested €27.4 million in our multi-client library during the six months ended June 30, 2004, primarily in deepwater areas offshore in the Gulf of Mexico and Brazil. As of June 30, 2004, the net book value of our marine multi-client data library was €146.6 million compared to €132.6 million as of June 30, 2003.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2004 was negative €14.9 million, resulting principally from the repayment of the U.S.$8.7 million bank facility we used to finance the streamers on the seismic vessel “CGG Mistral”, which sank in December 2002.

Net debt was €163.6 million as of June 30, 2004, €139.2 million as of December 31, 2003 and €138.1 million as of June 30, 2003. The ratio of net debt to equity increased to 41% as of June 30, 2004 compared to 35.1 % as of December 31, 2003 and 33% as of June 30, 2003.

On March 12, 2004, CGG, CGG Marine and Sercel signed a revolving credit facility agreement of U.S.$60 million with certain banks and financial institutions acting as lenders. The purpose of this agreement is to replace the current multi-currency facility agreement dated September 15, 1999 as amended on August 31, 2000, which was cancelled.

The lenders are granted a lien on the accounts receivable of CGG, CGG Marine and Sercel S.A. The facility is given for three years and will begin amortizing after March 11, 2006.

ORBDA for the three months ended June 30, 2004 was €35.4 million compared to €53.7 million for the comparable period in 2003.

ORBDA for the six months ended June 30, 2004 was €70.8 million compared to €100.4 million for the corresponding period in 2003.

“ORBDA” (Operating Result Before Depreciation and Amortization, previously denominated “Adjusted EBITDA” in our precedent financial reports) is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because we understand that it is a measure used by certain investors to appreciate our operating cash flow and historical ability to meet debt service and capital expenditure requirements. ORBDA is not a measure of financial performance under French GAAP or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP or U.S. GAAP.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

The following table presents a reconciliation of ORBDA to operating income for the periods indicated as follows:

	Six months ended		Three months ended
	June, 30		June, 30
(in millions of euros)	2004	2003	2004	2003
ORBDA	70.8	100.4	35.4	53.7
Depreciation and Amortization (excluding goodwill amortization)	(30.6)	(32.2)	(15.1)	(15.7)
Multi-client surveys Amortization	(28.2)	(55.5)	(15.7)	(25.4)
Variation of current assets allowance	2.1	4.0	(0.1)	1.3
Dividends received from equity companies	(4.4)	(5.3)	(4.4)	(5.3)
Non recurring gains (losses)	3.3	0.5	0.3	(0.1)

Operating income	13.0	11.9	0.4	8.5

For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2003.

Contractual Obligations

The following table sets forth our future cash obligations as of June 30, 2004:

	Payments Due by Period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of euros)
Long-Term Debt	7.2	5.1	188.0	1.4	201.7
Capital Lease Obligations (a)	16.8	15.8	0.7	—	33.3
Operating Leases	42.2	44.9	15.2	1.7	104.0
Other Long-Term Obligations (bond interest)	19.7	29.5	19.7	—	68.9

Total Contractual Cash Obligations	85.9	95.3	223.6	3.1	407.9

(a)	includes €2.2 million of interest

Trend Information

Currency Fluctuations

Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the six months ended June 30, 2004 and the years ended December 31, 2003 and 2002, over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

fluctuations in the euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.

We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.

We do not enter into forward foreign currency exchange contracts for trading purposes.

Seasonality

Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere. Also, our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during the first quarter of the year. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Item 3:	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through the use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets is denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of June 30, 2004:

Fair value (in € million)	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Cap contracts
Interest rate cap U.S. dollar.	—
Capped rate	—%
Debt
U.S. dollar	0.1	0.2	185.2	0.1	1.0		186.6	193.7
Average fixed rate	8.5%	8.5%	10.6%	8.5%	8.5%	%	10.6%
U.S. dollar	8.0	6.9	1.8	0.7	0.4		17.8	17.8
Average variable rate	3.0%	2.9%	2.4%	3.0%	9.3%	%	2.5%
Euro	7.3	6.1	0.7	—	—		14.0	13.6
Average fixed rate	6.5%	6.3%	6.0%	—%	—%	%	6.4%
Euro	2.6	6.9	—	—	—		9.5	9.5
Average variable rate	2.5%	2.5%	—%	—%	—%	%	2.5%
Other currencies	0.2	0.2	—	—	—		0.94	0.4
Average fixed rate	7.7%	7.6%	—%	—%	—%	%	7.6%
Other currencies	4.0	0.1	0.1	0.1	—		4.3	4.3
Average variable rate	30.1%	7.3%	7.3%	7.3%	—%	%	28.5%
Foreign Exchange—Firm commitments
Forward sales (in U.S.$)	83.75							0.5
U.S. dollars average rate	1.2064
Options—Puts (in U.S.$)	—
U.S. dollars average rate	—

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Item 4:	CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, under the supervision of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that such procedures and control are effective to ensure that information required to be disclosed in reports filed with or submitted to the SEC under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

There has been no change in our internal control over financial reporting during the quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

PART II

Item 1:	LEGAL PROCEEDINGS

In March 2004, we entered into an arbitration process in connection with the payment conditions of a net outstanding debt of U.S.$26.6 million related to a land acquisition contract. While the arbitration was ongoing, we agreed with our counterparty to a secured payment arrangement over 24 months for the full amount. Accordingly, we notified the International Court of Arbitration of our decision to withdraw the claim and halt the arbitration process.

Item 2:	CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES

				Maximum number
	Number of shares	Average price		number of shares
	purchased	paid	Total amount	to be purchased
April, 2004(a)	57,468	€37.66	€2,164,419	763,955
May, 2004(a)	15,734	€39.88	€627,469	748,221
June, 2004(a)	32,243	€46.51	€1,499,485	715,978

TOTAL	105,445	€40.70	€4,291,373	715,978

(a)	shares purchased as part of the 2003 program announced on April 23, 2003.

Item 3:	DEFAULTS UPON SENIOR SECURITIES

Not applicable.

Item 4:	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Our annual general meeting of shareholders (“the Meeting”) was held on May 13, 2004.

At the Meeting, the appointment of a Director and the ratification of the cooptation of a Director were voted on, and the relevant number of votes cast were as follows:

Directors	Terms of office	Votes For	Votes Against	Abstain
Patrick de la CHEVARDIERE	2010	6 905 856	20 312	0
Olivier APPERT	2008	6 905 856	20 312	0

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Previous annual general meetings of shareholders duly elected the following directors:

Name	Term Expires
Robert BRUNCK	2008
Jean DUNAND	2007
Gérard FRIES	2008
Yves LESAGE	2009
John MAC WILLIAMS	2005
Christian MARBACH	2007
Robert SEMMENS	2005
Daniel VALOT	2006

Previous annual general meetings of shareholders elected the following auditors:

Auditors
MAZARS & GUERARD (Statutory auditor)
Patrick de CAMBOURG (substitute for MAZARS & GUERARD)
BARBIER FRINAULT & AUTRES (Statutory auditor)
Michel LEGER (substitute for BARBIER FRINAULT & AUTRES)

The Meeting voted also (i) to approve our annual financial statements for the year ended December 31, 2003 and the group consolidated annual financial statements for the year ended December 31, 2003 (ii) to approve the directors’ fees, (iii) to delegate power and authority to the Board of Directors to purchase CGG shares, (iv) to delegate power and authority to the Board of Directors to issue bonds and other debt securities, (v) to delegate power and authority to the Board of Directors to increase our share capital through the issue of shares with preferential subscription rights in favor of holders of existing shares, (vi) to delegate power and authority to the Board of Directors to increase the share capital through the issue of shares without preferential subscription rights in favor of the holders of existing shares, (vii) to authorize us to use the two above authorizations during a take-over bid, (viii) to delegate power and authority to the Board of Directors to increase our capital, reserving the subscription of shares to members of a CGG Savings Plan, (ix) to grant stock options, and (x) to modify Articles 7, 8 and 9 of our Articles of Association.

The relevant votes cast were as follows:

	Votes For	Votes Against	Abstain
2003 Financial statements	6 925 798	370	0
2003 Consolidated financial statements	6 925 898	270	0
Directors’ fees	6 925 308	860	0
Purchase of CGG shares	6 822 602	103 566	0
Issuance of bonds	6 926 168	0	0
Authorization to increase the capital with preferential rights for existing shareholders	6 926 168	0	0
Authorization to increase the capital without preferential rights for existing shareholders.	6 660 167	266 001	0
Right to use the two above authorizations during take over bids	5 667 373	1 258 795	0
Authorization to increase the capital for employees	6 730 580	195 318	270
Stock option plan	6 475 398	450 770	0
Modification of Article 7 of the Articles of Association	6 580 843	345 325	0

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

	Votes For	Votes Against	Abstain
Modification of Article 8 of the Articles of Association	6 926 168	0	0
Modification of Article 9 of the Articles of Association	6 926 168	0	0

Item 5:	OTHER INFORMATION

Further to the subscription of 1,000 shares at a price of €15.82 on February 20, 2004 pursuant to our stock options plan dated May 15, 2003, the registered capital of the company was increased by €2,000 to €23,363,436 as of June 30, 2004 with a premium of €13,820. Article 6 of our Articles of Association was modified accordingly.

Item 6:	EXHIBITS AND CURRENT REPORTS ON FORM 6-K

Exhibits

The following instruments and documents are included as Exhibits to this report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit
3.1*	English translation of the Articles of Association (statuts) of CGG, as amended.
31.1*	Certificate issued by the CGG Chairman and Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act
31.2*	Certificate issued by the CGG Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act

*	Filed herewith.

Reports on Form 6-K

On April 5, 2004 we filed a report on Form 6-K including a press release announcing our return to the Caspian.

On April 21, 2004, we filed a report on Form 6-K including a press release on the information notice regarding our program for repurchasing shares.

On April 28, 2004, we filed a report on Form 6-K including a press release announcing that we had donated the latest version of our Geocluster software to Oman university.

On May 13, 2004, we filed a report on Form 6-K including a press release announcing our consolidated results for the first quarter of 2004.

On June 3, 2004, we filed a report on Form 6-K including a press release announcing our successful completion of a deepwater seabed seismic acquisition project in the Gulf of Mexico.

On June 8, 2004, we filed a report on Form 6-K including a press release announcing the launch of EYE-D, our offering of high-end seismic services.

On August 30, 2004, we filed a report on Form 6-K including a press release announcing that our contract with the Indian national oil company ONGC for the acquisition and onboard processing of a series of exclusive marine surveys in India.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Compagnie Générale de Géophysique
(Registrant)
/ Michel Ponthus /

Michel Ponthus
Senior Executive Vice President
Finance and Human Resources and Chief Financial Officer

Date: September 2, 2004